EXHIBIT 21.1

Name	Jurisdiction of Organization

Maidenform, Inc.	New York
Maidenform International Ltd.	New York
Maidenform Online, Inc.	Delaware
MF Retail, Inc.	Delaware
Creaciones Textiles de Merida, S.A. de C.V.	Mexico
Maidenform Asia Limited	British Virgin Islands
NCC Industries, Inc.	Delaware
Maidenform (Indonesia) Ltd.	Delaware